Mail Stop 4561

January 6, 2009

Mark S. Peak
Chief Financial Officer
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

> **Re:** **VMware, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 5, 2008**
> **Definitive Proxy Statement**
> **Filed April 1, 2008**
> **File No. 001-33622**

Dear Mr. Peak:

      We have reviewed your response letter dated December 19, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 20, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Business

Customers, page 8

1.   We note your response to our prior comment 1. Tell us whether your contracts with Arrow and HP have any purchase or sale obligations and are terminable at will. Additionally, tell us whether there is any umbrella agreement with Arrow that governs each of your individual agreements with the Arrow affiliates.

Exhibits

2.   We note your response to our prior comment 3. We also note the disclosure in
        your Definitive Proxy Statement on page 46 that you typically provide
        employment offer letters to each of your NEOs that establish starting base salary
        and initial bonus and equity award eligibility. Item 601(b)(10)(iii)(A) of
        Regulation S-K states that any compensatory contract in which any named
        executive officer participates is deemed material and shall be filed. As such it
        appears that the offer letter with Mr. Eschenbach is a compensatory contract and
        is required to be filed. Please advise.

Form 10-Q for the quarterly period ended September 30, 2008

Risk Factors

"We are dependant on our management and our key development personnel, and the loss
of key personnel may prevent us from implementing our business plan in a timely
manner, " page 34

3.   We note your response to our prior comment 4. Ensure that in future filings you
        discuss all of the factors that have a material effect on your on business, liquidity,
        capital resources and results of operations, including, if applicable, the departures
        of each of the officers.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact Patrick Gilmore, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief